UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								August 18, 2006

Via Facsimile (65) 6226 0502 and US Mail

Philip Ting Sii Tien
Chief Financial Officer
China Yuchai International Limited
16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581

	Re:	China Yuchai International Limited
		Form 20-F
		Filed July 15, 2005
		Response Letter Dated August 4, 2006
 		File No. 1-13522

Dear Mr. Tien:

      We have reviewed your response dated August 4, 2006 and have the following comments. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

General

1. We note your response to prior comments one and two. You state that the concerns about state sponsors of terrorism in the U.S.
and
elsewhere are inapplicable to either CYI or its affiliates.
Please
discuss the basis for your view, in light of the investor sentiment evidenced by investor actions including, but not limited to, the legislative initiatives cited in our prior comment two.

2. We note your response to prior comment three and the data concerning North Korean sales by Henan Xinfei Electric Co., Ltd. as a percentage of Xinfei`s total sales. Please discuss the factors underlying your view that your indirect contacts with North Korea through Xinfei are immaterial to you in quantitative and qualitative terms. In this regard, we reiterate our request that you address specifically the impact Xinfei`s North Korean contacts may have on your reputation and share value. Your expanded materiality analysis also should address the relevance to you of the Xinfei unit and revenue data you supplied.

3. We note from public media reports that you have operations, sales or other contacts with the Middle East and Africa. Please identify for us the countries in these regions where you have operations or contacts. We may have further comment.


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please contact James Lopez at (202) 551-
3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Peggy Fisher
		Assistant Director
		Division of Corporation Finance
Philip Ting Sii Tien
China Yuchai International Limited
Page 1